# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aspen Technology, Inc., CIK 0001897982
CUSIP: 29109X106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 CROSBY DRIVE, BEDFORD, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0000950103-22-009378
Filed by CIK 0000032604
Persons authorized to receive notices and communications: Michael Tang, 8027 Forsyth Boulevard, St. Louis, Missouri (MO), 63105, 314-553-2000

## Reporting persons
- EMERSON ELECTRIC CO (CIK 0000032604): type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 36,307,514; sole dispositive power 0; shared dispositive power 36,307,514; aggregate amount beneficially owned 36,307,514 (57.4% of the class)
- EMR HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 36,307,514; sole dispositive power 0; shared dispositive power 36,307,514; aggregate amount beneficially owned 36,307,514 (57.4% of the class)
- EMR WORLDWIDE INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 36,307,514; sole dispositive power 0; shared dispositive power 36,307,514; aggregate amount beneficially owned 36,307,514 (57.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Aspen Technology, Inc.
Address of issuer's principal executive offices: 20 CROSBY DRIVE, BEDFORD, Massachusetts (MA), 01730
Comment:
Explanatory Note:
This Amendment No. 5 (this "Amendment No. 5") amends the Schedule 13D (the "Original Filing") filed with the U.S. Securities and Exchange Commission (the "Commission") on May 26, 2022, as amended by Amendment No. 1, filed on October 11, 2023 ("Amendment No. 1"), Amendment No. 2, filed on October 13, 2023 ("Amendment No. 2"), Amendment No. 3, filed on November 5, 2024 ("Amendment No. 3"), and Amendment No. 4, filed on January 27, 2025 ("Amendment No. 4" and, together with the Original Filing, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"), and is made pursuant to Rule 13d-1(a) of the Act.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The purpose of this Amendment No. 5 is to report a change in beneficial ownership as a result of (a) the merger of EMR US Holdings LLC ("EMR US Holdings") with and into EMR Worldwide Inc. ("Emerson Sub") with Emerson Sub surviving the merger and (b) the distribution of 36,307,514 shares of Common Stock by Rutherfurd US LLC ("EMR US LLC") to Emerson Sub. Following such transactions, EMR US Holdings and EMR US LLC are no longer Reporting Persons. The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Emerson has not changed from the Original Filing filed on May 26, 2022.

## Item 2. Identity and Background
Name of person filing: Item 2(a), (b), (c), and (f) to the Schedule 13D are hereby amended by (i) removing EMR US Holdings and EMR US LLC as Reporting Persons and removing Schedules IV-V of the Schedule 13D and (ii) removing William H. Easter III as a director of Emerson Electric Co. ("Emerson") in Schedule I of the Schedule 13D. Mr. Easter retired as a director of Emerson effective as of February 4, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in the explanatory note and in Item 2 hereof is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The first paragraph in Item 5(a) is hereby amended and restated in its entirety as follows:

Based on the most recent information available, the aggregate number and percentage of the Common Stock that are beneficially owned by such Reporting Person is set forth in boxes (11) and (13), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 63,308,360 issued and outstanding shares of Common Stock as of February 3, 2025 as disclosed by the Issuer to Emerson in the Issuer's Schedule 14D-9 filed with the Commission on February 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

Emerson Sub directly holds 36,307,514 shares of Common Stock and, as such, is deemed to have sole voting power and sole dispositive power with respect to 36,307,514 shares of Common Stock. Emerson Sub is a subsidiary of EMR Holdings and EMR Holdings is a direct, wholly owned subsidiary of Emerson and as such, each of EMR Holdings and Emerson is deemed to have shared voting power and shared dispositive power with respect to the 36,307,514 shares of Common Stock held directly by Emerson Sub.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Schedule 13D/A, no transactions involving shares of Common Stock were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock reported herein as beneficially owned by the Reporting Persons other than each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- EMERSON ELECTRIC CO: /s/ John A. Sperino, John A. Sperino/Vice President and Assistant Secretary (03/05/2025)
- EMR HOLDINGS, INC.: /s/ John A. Sperino, John A. Sperino/Vice President and Secretary (03/05/2025)
- EMR WORLDWIDE INC.: /s/ John A. Sperino, John A. Sperino/President and Secretary (03/05/2025)